Exhibit 3.8

AMENDMENT NO. 1
TO THE
AMENDED AND RESTATED BYLAWS
OF
MOJO ORGANICS, INC.

In November 2012, the Board of Directors of Mojo Organics, Inc. (the “Corporation”), acting by unanimous written consent, voted to amend the Amended and Restated Bylaws of the Corporation to (i) replace Article I, Section 1 in its entirety with the below Article I, Section 1, (ii) replace Article II, Section 9 in its entirety with the below Article II, Section 9 and (iii) add Article II, Section 10 below.

Article I
OFFICES

Section 1.   Registered Office.  The registered office of Mojo Organics, Inc. (hereinafter called the “Corporation”) in the State of Delaware shall be at 2711 Centerville Road, City of Wilmington, County of New Castle, Delaware and Corporation 19808, or such other office or agent as the Board of Directors of the Corporation (the “Board”) shall from time to time select, shall be the registered agent of the corporation in charge thereof.

Article II
MEETINGS OF STOCKHOLDERS

Section 9.   Voting.  Unless otherwise required by law, the Certificate of Incorporation or these By-laws, any question (other than the election of directors) brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat.  At all meetings of stockholders for the election of directors, a plurality of the votes cast shall be sufficient to elect.  Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder, unless otherwise provided by the Certificate of Incorporation.   Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize any person or persons to act for him by proxy.  All proxies shall be executed in writing and shall be filed with the Secretary of the Corporation not later than the day on which exercised.  No proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

Section 10.   Action of Stockholders Without Meeting.  Unless otherwise provided by the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded.  Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.  Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.